SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2010
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Summary of 2010 1H Business Report
On Aug 16, 2010, Shinhan Financial Group (“SFG”) filed its 2010 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1.	Introduction of the Group
2.	Business Results
3.	Independent Auditor
4.	Directors, Executive Officers and Employees
5.	Major Shareholders and Market Price Information of Our Common Shares and ADRs
6.	Related Party Transactions
EX-99.1
Exhibit 99.1
Independent Accountant’s Review Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2010

1. Introduction of the Group
Company History in 2009 through 2010 (as of June 30, 2010)
▪	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

▪	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

▪	August 2009 : Corporate name of Good Morning Shinhan Securities changed to Shinhan Investment Corporation

▪	September 2009 : Shinhan Bank Japan became an indirect subsidiary of SFG

▪	October 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

▪	November 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

▪	December 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

▪	January 2010 : Shinhan Data System became a subsidiary of SFG

▪	June 2010: CHB Valuemeet 2001 First, Second and 2002 First SPC were disaffiliated from SFG
Principal Subsidiaries under Korean Law (as of June 30, 2010)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank1)	68.9%
Shinhan BNP Paribas Asset Management2)	65.0%
Shinhan Data System3)	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
Shinhan Macquaire Financial Advisory	51.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

2)	In January 2009, SH Asset Management and Shinhan BNP Paribas ITMC merged to form Shinhan BNP Paribas Asset Management.

3)	In January 2010, Shinhan Data System, formerly a subsidiary of Shinhan Bank became a direct subsidiary of the Group.

Indirect subsidiaries held through direct subsidiaries

		Ownership
Direct Subsidiaries	Indirect Subsidiaries	by the Parent
	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Vina Bank	50.0%
	Shinhan Khmer Bank Limited	80.1%
Shinhan Bank	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank	100.0%
Shinhan Card	Shinhan-KT Mobile Card	50.0%
	Shinhan Investment Corporation Europe Ltd.	100.0%
Shinhan Investment Corp.	Shinhan Investment Corporation USA Inc.	100.0%
	Shinhan Investment Corporation Asia Ltd.	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 1)
	Shinhan Private Equity Fund II	2.2	% 2)
Shinhan Capital	PETRA PEF	23.8%

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
Number of Shares (As of June 30, 2010)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	38,373,459
Redeemable Convertible Preferred Shares	14,721,000
Total	527,294,046

2. Business Results
Operation Results

			(KRW billion)
	2010 1H	2009	2008
	(Jan. 1~June 30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating income	1,869.8	2,097.9	3,039.2
Non-operating income	53.1	126.2	223.6
Non-operating expense	69.0	244.7	261.9
Earnings before income tax	1,853.9	1,979.4	3,000.9
Income taxes	479.4	666.7	971.2
Pre-acquisition income in subsidiaries	0.0	0.0	(0.4)
Consolidated net income	1,374.5	1,328.2	2,025.6
Net income in majority interest	1,367.6	1,305.3	2,018.6
Net income in minority interest	6.9	22.9	7.0

F	Some of the totals may not sum due to rounding.

Source and Use of Funds
Source of Funds

	2010				2009				2008
	(Jan.1~June 30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
(In KRW billion, %)	Average Balance Ratio (%)		Interest Paid	Interest Rate (%)	Average Balance Ratio (%)		Interest Paid	Interest Rate (%)	Average Balance Ratio (%)		Interest Paid	Interest Rate (%)
Source
Fund in KRW
Deposits	135,296.8	51.40	1,937.1	2.89	117,649.1	45.05	3,643.5	3.10	95,834.7	38.71	3,911.6	4.08
CD	5,629.8	2.14	134.9	4.83	11,462.6	4.39	644.7	5.62	15,737.2	6.36	960.0	6.10
Borrowing	6,886.2	2.62	94.1	2.76	7,409.0	2.84	251.9	3.40	6,727.7	2.72	333.2	4.95
Call Loan	2,123.1	0.81	19.9	1.89	1,328.4	0.51	33.3	2.51	2,191.2	0.89	104.3	4.76
Debenture	34,154.4	12.98	925.5	5.46	38,241.6	14.64	2,084.0	5.45	41,853.2	16.91	2,497.0	5.97
Others	3,754.1	1.43	65.9	3.54	6,461.1	2.47	248.8	3.85	7,624.3	3.08	425.9	5.59
Subtotal	187,844.4	71.36	3,177.4	3.41	182,551.8	69.91	6,906.2	3.78	169,968.3	68.66	8,232.0	4.84
Fund in Foreign Currency
Deposits	11,628.1	4.42	84.4	1.46	10,550.7	4.04	218.7	2.07	6,743.1	2.72	179.1	2.66
Borrowing	6,073.6	2.31	42.2	1.40	7,776.1	2.98	183.3	2.36	9,794.5	3.96	308.3	3.15
Call Loan	578.1	0.22	1.5	0.52	1,188.4	0.46	36.7	3.09	1,091.3	0.44	46.6	4.27
Debenture	5,141.8	1.95	44.3	1.74	5,292.0	2.03	97.0	1.83	4,931.6	1.99	189.7	3.85
Others	139.9	0.05	3.4	4.90	201.4	0.08	5.7	2.83	1,093.8	0.44	44.5	4.07
Subtotal	23,561.5	8.95	175.8	1.50	25,008.6	9.58	541.4	2.16	23,654.3	9.56	768.2	3.25
Interest bearing funding	211,405.9	80.32	3,353.2	3.20	207,560.4	79.49	7,447.6	3.59	193,622.6	78.22	9,000.2	4.65
Others
Shareholder equity	21,517.9	8.17	0.0	0.00	19,719.7	7.55	0.0	0.00	18,184.7	7.35	0.0	0.00
Loan loss reserve	1,478.6	0.56	0.0	0.00	1,548.8	0.59	0.0	0.00	1,570.7	0.63	0.0	0.00
Others	28,815.1	10.95	0.0	0.00	32,297.8	12.37	0.0	0.00	34,171.0	13.80	0.0	0.00
Non-interest bearing funding	51,811.6	19.68	0.0	0.00	53,566.3	20.51	0.0	0.00	53,926.4	21.78	0.0	0.00
Total Funding	263,217.5	100.00	3,353.2	2.57	261,126.7	100.00	7,447.6	2.85	247,549.0	100.00	9,000.2	3.64

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Use of Funds

	2010				2009				2008
	(Jan.1~June 30)				(Jan.1~Dec.31)				(Jan.1~Dec.31)
(In KRW billion, %)	Average Balance Ratio (%)		Interest Paid	Interest Rate (%)	Average Balance Ratio (%)		Interest Paid	Interest Rate (%)	Average Balance Ratio (%)		Interest Paid	Interest Rate (%)
Use
Fund in KRW
Deposits	13,260.1	5.04	55.6	0.85	11,055.7	4.23	174.8	1.58	7,376.0	2.98	258.1	3.50
Securities	51,850.4	19.70	1,050.9	4.09	48,785.8	18.68	2,044.4	4.19	42,543.3	17.19	2,049.7	4.82
Loans	132,283.4	50.26	3,821.8	5.83	60,544.2	23.19	3,295.5	5.44	122,447.1	49.46	8,960.2	7.32
(Household)	62,401.2	23.71	1,702.2	5.50	60,544.2	23.19	3,295.5	5.44	57,406.1	23.19	4,092.5	7.13
(Corporate)	69,882.2	26.55	2,119.6	6.12	70,344.1	26.94	4,184.6	5.95	65,041.0	26.27	4,867.7	7.48
Advances for customers	32.4	0.01	0.1	0.62	81.9	0.03	1.1	1.34	39.7	0.02	1.1	2.77
Call Loan	2,697.7	1.02	27.1	2.03	1,464.8	0.56	38.8	2.65	1,066.7	0.43	49.6	4.65
Debenture	2,511.7	0.95	77.6	6.23	2,825.5	1.08	164.9	5.84	3,245.7	1.31	204.1	6.29
Credit Card Assets	14,136.5	5.37	1,672.2	23.85	11,823.6	4.53	3,148.8	26.63	10,055.1	4.06	2,783.9	27.69
(Card Loan)	2,951.9	1.12	246.5	16.84	2,530.1	0.97	392.6	15.52	2,968.1	1.20	535.1	18.03
Others	4,583.1	1.74	169.0	7.44	6,219.0	2.38	401.7	6.46	6,579.6	2.66	471.5	7.17
Loan loss reserve	-3,449.6	(1.31)	0.0	0.00	-3,519.2	(1.35)	0.0	0.00	-3,050.2	(1.23)	0.0	0.00
Subtotal	217,905.7	82.79	6,874.3	6.36	209,625.4	80.28	13,454.6	6.42	190,303.0	76.87	14,778.2	7.77
Fund in Foreign Currency
Deposits	2,859.9	1.09	17.6	1.24	2,883.5	1.10	21.4	0.74	1,657.3	0.67	39.4	2.38
Securities	2,326.5	0.88	16.9	1.46	2,331.8	0.89	53.3	2.29	2,011.7	0.81	89.1	4.43
Loan	13,197.8	5.01	228.6	3.49	13,368.1	5.12	518.5	3.88	14,175.9	5.73	687.3	4.85
Call loan	1,083.3	0.41	2.6	0.48	1,154.1	0.44	9.4	0.81	864.0	0.35	23.5	2.72
Bills bought	3,417.0	1.30	45.9	2.71	3,076.0	1.18	152.1	4.94	3,962.1	1.60	179.1	4.52
Others	311.2	0.12	5.3	3.43	379.9	0.15	14.7	3.87	549.3	0.22	46.6	8.48
Loan loss reserve	-346.7	(0.13)	0.0	0.00	-273.3	(0.10)	0.0	0.00	-234.2	(0.09)	0.0	0.00
Subtotal	22,849.0	8.68	316.9	2.80	22,920.1	8.78	769.4	3.36	22,986.1	9.29	1,065.0	4.63
Interest earning funding	240,754.7	68.862	7,191.2	6.02	232,545.5	89.05	14,224.0	6.12	213,289.0	86.16	15,843.2	7.43
Others
Cash	2,193.2	0.83	0.0	0.00	2,289.3	0.88	0.0	0.00	2,374.6	0.96	0.0	0.00
PP&E	2,354.2	0.89	0.0	0.00	2,370.0	0.91	0.0	0.00	2,419.4	0.98	0.0	0.00
Others	17,915.4	6.81	0.0	0.00	23,921.9	9.16	0.0	0.00	29,466.0	11.90	0.0	0.00
Non-interest earning funding	22,462.8	8.53	0.0	0.00	28,581.2	10.95	0.0	0.00	34,260.0	13.84	0.0	0.00
Total use of funds	263,217.5	100.00	7,191.2	5.51	261,126.7	100.00	14,224.0	5.45	247,549.0	100.00	15,843.2	6.40

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information
Financial information for 2010 1H contained in this section are provisional figures.
Group BIS Ratio

(KRW million)
	June 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Aggregate Amount of Equity Capital (A)	23,735,983	22,572,130	18,723,461
Risk-Weighted Assets (B)	181,008,807	179,083,070	183,741,412
BIS Ratio (A/B) 1)	13.11%	12.60%	10.19%

1)	In accordance with the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I is used as an index for measuring capital adequacy.
Won Liquidity Ratio

(KRW million)
	2010 1H	2009	20081)
Won Assets due within 1 months (A)	584,597	470,681	920,661
Won Liabilities due within 1 months (B)	257,672	376,446	690,397
Won Liquidity Ratio (A/B)	178.82%	125.03%	133.35%

1)	2008 figures are due within 3 months
Liabilities to Equity Ratio

(KRW million)
	2010 1H	2009	2008
Liabilities (A)	6,383,670	6,392,346	8,307,683
Equity (B)	21,489,939	20,728,361	17,605,883
Liabilities to Equity Ratio (A/B)	29.70%	30.84%	47.19%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	June 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Bank 2)	16.15	15.13	13.44

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	Basel II FIRB Approach was applied in calculating BIS.

(2) Adjusted Equity Capital Ratio (%)

	June 30, 2010	Dec. 31, 2009	Dec. 31, 2008
Shinhan Card	24.64	26.73	20.32

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
(3) Net Capital Ratio (%)

	June 30, 2010	Mar. 31, 2010	Mar. 31, 2009
Shinhan Investment Corp.	636.94	558.65	678.79

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC for securities brokerage businesses. Under these guidelines, Shinhan Investment Corp. is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	June 30, 2010	Mar. 31, 2010	Mar. 31, 2009
Shinhan Life Insurance	329.67	306.24	208.60

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
Non- Performing Loans of Certain Subsidiaries 1)
(1) Non- Performing Loans

(KRW million)
	June 30, 2010		Dec. 31, 2009		Dec. 31, 2008
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank	1,622,647	1.07	1,158,985	0.77	1,306,316	0.85
Shinhan Card 2)	285,010	1.91	435,083	3.08	339,101	2.91

	June 30, 2010		Mar. 31, 2010		Mar. 31, 2009
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Investment Corp. 2)	176,525	15.74	230,228	17.90	125,366	12.14
Shinhan Life Insurance3)	36,415	1.40	38,298	1.47	40,369	1.69

1)	Non-performing loans of banks are defined as those loans are past due longer than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss. ” Under the Group’s internal measures, non-performing loans of Shinhan Investment Corp., and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Non-performing loans of Life Insurance Company are defined as loans past due longer than 90 days

(2) Loan Loss Allowances & Write-offs for the period
(KRW million)

	Jan. 1, 2010 ~ June	Jan. 1, 2009 ~ Dec.	Jan. 1, 2008 ~ Dec.
	30, 2010	31, 2009	31, 2008
Shinhan Bank
Allowance for Possible Loan Losses	2,909,650	2,641,918	2,661,427
Allowance for doubtful accounts on Acceptance and Guarantees	136,629	105,629	113,669
Allowances for Losses Related to Unused Ceiling	268,437	267,859	249,442
Other Allowances	85,314	88,337	69,557
Allowance for Valuation of Bonds	7,219	7,609	8,152
Total	3,407,249	3,111,352	3,102,247
Write-offs	271,469	1,006,941	340,942
Shinhan Card
Allowance for Possible Loan Losses	581,658	793,469	773,960
Allowance for reward on credit card use	263,843	273,233	246,429
Allowances for Losses Related to Unused Ceiling	504,950	488,559	485,738
Other Allowances	1,121	12,619	22,325
Total	1,351,572	1,567,880	1,528,452
Write-offs	302,941	469,087	603,883

	Apr. 1, 2010 ~ June	Apr. 1, 2009 ~ Mar.	Apr. 1, 2008 ~ Mar.
	30, 2010	31, 2010	31, 2009
Shinhan Investment Corp.
Allowance for Possible Loan Losses	127,497	168,257	110,753
Other Allowances	21,942	21,942	—
Total	149,439	190,199	110,753
Write-offs	7,234	14,838	502
Shinhan Life Insurance
Allowance for Possible Loan Losses	36,969	37,705	31,589
Total	36,969	37,705	31,589
Write-offs	1,776	6,230	1,330

Note that the financial information contained in the following four tables (Twenty Largest Exposres by Borrower, Exposure to Main Debtor Group, Loan Concentration by Industry and Top Twenty Non-Performing Loans) have been formulated under the non-consolidated basis of Shinhan Bank.
Twenty Largest Exposures by Borrower

(KRW billion)
		Loans in
		Foreign	Equity	Debt	Guarantees and	Total
As of June 30, 2010	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
Ministry of Strategy & Finance	—	—	—	10,090	—	10,090
Bank of Korea	—	—	—	4,980	—	4,980
Korea Deposit Insurance Corporation	—	—	—	2,117	—	2,117
Hyundai Heavy Industries Co., Ltd.	22	221	2	10	1,442	1,698
Hyundai Samho Heavy Industries Co., Ltd.	11	38	—	—	1,322	1,372
POSCO	7	80	875	95	73	1,132
Samsung Heavy Industries Co., LTd.	100	181	—	—	833	1,114
Hynix Semiconductor	38	432	486	—	30	985
Songdo Cosmopolitan City Development Inc.	838	—	—	—	—	838
Hyundai Mipo Dockyard Co., Ltd	—	10	2	—	802	814
Kookmin Bank	—	—	—	806	—	806
Korea Development Bank	—	—	—	785	—	785
STX Offshore & Shipbuilding Co., Ltd	20	2	—	—	733	755
Samsung Electronics	—	737	5	—	—	743
Woori Bank	—	—	—	704	—	704
Industrial Bank of Korea	—	—	—	593	—	593
GS Caltex	20	273	—	72	211	576
Hana Bank	—	—	—	543	—	543
Korea Land & Housing Corporation	—	—	—	512	—	512
Korea Finance Corporation	—	—	—	485	—	485
Total	1,056	1,974	1,371	21,792	5,447	31,640

1)	Shinhan Bank’s non-consolidated figures

Exposure to Main Debtor Groups

(KRW billion)
		Loans in			Guarantees
		Foreign	Equity	Debt	and	Total
As of June 30, 2010	Loans in Won	Currency	Securities	Securities	Acceptances	Exposures
Hyundai Heavy Industries	33	293	4	10	3,567	3,908
Samsung	681	1,416	354	101	1,012	3,564
Hyundai Motors	780	948	95	148	152	2,123
SK	510	426	356	92	214	1,597
LG	320	900	—	46	58	1,325
POSCO	58	99	878	119	86	1,241
STX	131	273	34	—	737	1,175
Hynix	38	432	486	—	30	985
GS	145	355	—	120	231	851
Lotte	448	98	19	126	44	734
Total	3,144	5,240	2,225	763	6,132	17,504

1)	Shinhan Bank’s non-consolidated figures
Loan Concentration by Industry

(KRW million)
			Loans in Foreign
	Loans in Won		Currency		Others		Total Exposures
As of June 30, 2010	Amount	Weight (%)	Amount	Weight (%)	Amount	Weight (%)	Amount	Weight (%)
Manufacturing	19,583,769	15.92	2,509,066	36.81	7,497,580	49.24	29,590,415	20.39
Retail and wholesale	11,390,579	9.26	524,765	7.70	1,697,492	11.15	13,612,836	9.38
Real estate and rental service	15,369,365	12.49	614,128	9.01	1,586,629	10.42	17,570,122	12.11
Construction	4,671,191	3.80	58,282	0.86	644,502	4.23	5,373,975	3.70
Lodging and restaurants	3,760,326	3.06	55,891	0.82	82,741	0.54	3,898,958	2.69
Financial service and insurance	2,642,838	2.15	619,217	9.09	3,245,691	21.31	6,507,746	4.49
Others corporate loans	6,371,462	5.18	2,433,410	35.71	473,734	3.11	9,278,606	6.39
Household loans	59,260,865	48.14	—	—	—	—	59,260,865	40.85
Total	123,050,395	100.00	6,814,759	100.00	15,228,369	100.00	145,093,523	100.00

1)	Shinhan Bank’s non-consolidated figures

Top Twenty Non-Performing Loans

As of June 30, 2010			(KRW billion)
		Gross Principal
Borrower	Industry	Outstanding	Allowance for Loan Losses
A	Manufacturing	24	18
B	Manufacturing	23	6
C	Manufacturing	18	3
D	Manufacturing	16	3
E	Real estate and rental service	14	6
F	Manufacturing	13	6
G	Real estate and rental service	13	10
H	Real estate and rental service	12	7
I	Others	10	3
J	Real estate and rental service	9	0
K	Transportation	9	2
L	Construction	8	4
M	Transportation	8	1
N	Others	8	1
O	Real estate and rental service	7	5
P	Manufacturing	6	1
Q	Others	6	1
R	Others	6	1
S	Real estate and rental service	5	1
T	Real estate and rental service	5	1
	Total	220	80

1)	Non-performing loans are defined as loans past due longer than 90 days

2)	Shinhan Bank’s non-consolidated figures

3. Independent Auditor
Audit Opinion for the last 3 years

	2010 1H	FY 2009	FY 2008
Audit Opinion	—	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
2010 1H	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	1,500 hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours
2008	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	5,106 hours
4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of Shinhan Financial Group Board Steering Committee Chair	3 years starting from March 24, 2010
Sang Hoon Shin	Jul. 1, 1948	President & CEO	2 years starting from March 17, 2009
2) Non-Executive Directors
     Currently, 10 non-executive directors are in office, 8 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 24, 2010.

Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Baek Soon Lee	Oct. 8, 1952	X	—	3 years starting from March 17, 2009
Shee Yul Ryoo	Sept. 5, 1938	X	Risk Management Committee chair Board Steering Committee member Compensation Committee member	1 year starting from March 24, 2010
Byung-il Kim	Sep. 1, 1945	O	Compensation Committee chair Board Steering Committee member	1 year starting from March 24, 2010
Yo Koo Kim	Mar. 23, 1950	O	Audit Committee member	1 year starting from March 24, 2010
Hui Mook Kim	Aug. 17, 1957	O	—	1 year starting from March 24, 2010
Ke Sup Yun	May 20, 1945	O	Audit Committee chair Risk Management Committee member Compensation Committee member	1 year starting from March 24, 2010
Sung Bin Chun	Jan. 21, 1953	O	Chairman of Board of Directors Board Steering Committee member Audit Committee member	1 year starting from March 24, 2010
Haeng Nam Chung	Mar. 15, 1941	O	Board Steering Committee member	1 year starting from March 24, 2010
Yoji Hirakawa	Feb. 13, 1953	O	—	1 year starting from March 24, 2010
Philippe Aguignier	Sep. 26, 1957	O	Risk Management Committee member	1 year starting from March 24, 2010
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 26, 2010.
3) Executive Officers
In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Buhmsoo Choi	Aug. 8, 1956	Deputy President & Chief Financial Officer	— Finance Management Team — Investor Relations Team — Strategic Planning Team — Global Business Strategy Team — Shinhan FSB Research Institute
Sung Ho Wi	Jun. 12, 1958	Deputy President	— General Affairs Team — Business Management Team — Public Relations Team — CSR & Culture Management Team
Chan Hee Jin	Jun. 10, 1955	Deputy President	— Synergy Management Team — Information & Technology Planning Team — Audit Team
Hyo Il Lee	Sep. 26, 1959	Managing Director	— Synergy Management Team
Yee Yong Jo	Feb. 13, 1957	Managing Director	— Compliance Team
Sam Yong Lee	June 11, 1953	Managing Director	— Risk Management Team

Stock Options (as of June 30, 2010)

			No. of
	No. of	No. of Exercised	Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options		Exercise
	(A)	(B)	(C)	(D = A – B – C)	Exercise Period	Price
Granted in 2005	2,620,331	692,260	251,300	1,676,771	2008.3.30~2012.3.29	28,006
Granted in 2006	3,206,173	151,570	480,300	2,574,303	2009.3.21~2013.3.20	38,829
Granted in 2007	1,231,169	0	148,700	1,082,469	2010.3.20~2014.3.19	54,560
Granted in 2008	808,700	0	112,090	696,610	2011.3.19~2015.3.18	49,053
Granted in 2009	614,735	0	614,735	0	2012.3.17~2016.3.16	23,405
Total	8,481,108	843,830	1,607,125	6,030,153	—	—

Note)	The weighted-average exercise price of outstanding exercisable options as of June 30, 2010 is KRW 39,824.
Employees (as of June 30, 2010)

			Total Salaries and wages	Average Payment
	Number of		paid in 2010	per person
	Employees	Average length of Service	(KRW million)	(KRW million)
Total	139	2 years	5,625	40

5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders1) of Shinhan Financial Group as of June 30, 2010

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	30,106,276	6.35
National Pension Service	23,915,225	5.04

1)	Shareholders who own beneficial ownership of 5% or more.

2)	Based on the public filing submitted by the Korea National Pension Service on July 9, 2010 to report change of beneficial ownership of 5% or more. Number of common shares owned is as of June 3, 2010.
Common Share Traded on the Korea Exchange

						(KRW, number of shares)
		Jan. 2010	Feb. 2010	Mar. 2010	Apr. 2010	May 2010	June 2010
Price per share	High	45,700	45,050	43,250	49,100	47,150	47,200
	Low	39,250	42,200	39,650	45,150	41,050	43,300
	Avg.	42,843	43,782	42,011	47,214	43,892	46,002
Trading Volume		43,955,182	33,744,419	26,862,396	41,082,098	31,413,955	29,798,840
Highest Daily Trading Volume		3,844,278	2,604,479	2,273,117	1,867,368	2,542,563	2,866,392
Lowest Daily Trading Volume		1,148,972	893,737	617,996	970,832	924,396	825,333
American Depositary Shares traded on the New York Stock Exchange

						(USD, number of shares)
		Jan. 2010	Feb. 2010	Mar. 2010	Apr. 2010	May 2010	June 2010
Price per share	High	81.37	75.26	80.31	88.35	85.14	79.17
	Low	68.42	66.37	73.61	81.51	66.31	69.44
	Avg.	75.22	72.60	77.14	84.93	74.86	75.34
Trading Volume		1,482,395	1,226,473	1,484,473	949,667	1,214,625	1,354,999
Highest Daily Trading Volume		253,870	104,598	438,722	84,994	142,378	115,236
Lowest Daily Trading Volume		23,393	32,649	20,054	14,565	13,715	40,118

*	1ADR = 2 Common Shares

6. Related Party Transactions
Loans to Subsidiaries

								(KRW billion)
		Origination	Maturity	Funding	Lending	Beginning			Ending
Subsidiary	Loan Type	Date	Date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Investment Corporation	Loan in KRW	2005-01-31	2010-07-31	4.59%	5.25%	70	—	—	70
Shinhan Investment Corporation	Loan in KRW	2006-07-31	2012-01-31	5.16%	5.64%	100	—	—	100
Shinhan Capital	Loan in KRW	2006-09-26	2011-09-26	4.91%	4.99%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-04-13	2010-04-13	5.24%	5.38%	50	—	50	—
Shinhan Capital	Loan in KRW	2007-03-23	2012-03-23	5.28%	5.48%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-06-08	2012-06-08	5.54%	5.95%	50	—	—	50
Shinhan Capital	Loan in KRW	2007-09-27	2010-09-27	5.91%	6.05%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-11-27	2010-11-27	6.24%	6.37%	50	—	—	50
Shinhan Card	Loan in KRW	2007-11-27	2012-11-27	6.33%	6.41%	100	—	—	100
Shinhan Capital	Loan in KRW	2007-12-18	2010-12-18	6.69%	6.83%	50	—	—	50
Shinhan Card	Loan in KRW	2007-12-18	2012-12-18	6.78%	6.86%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2011-01-23	6.46%	6.60%	50	—	—	50
Shinhan Capital	Loan in KRW	2008-01-23	2013-01-23	6.51%	6.60%	50	—	—	50
Shinhan Card	Loan in KRW	2008-02-21	2011-02-21	5.51%	5.66%	150	—	—	150
Shinhan Card	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	200	—	—	200
Shinhan Capital	Loan in KRW	2008-03-12	2011-03-12	5.71%	5.84%	50	—	—	50
Shinhan Card	Loan in KRW	2008-06-27	2011-06-27	6.41%	6.53%	200	—	—	200
Shinhan Card	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	100	—	—	100
Shinhan Capital	Loan in KRW	2008-07-31	2011-07-31	6.76%	6.90%	50	—	—	50
Shinhan PE	Loan in KRW	2009-08-13	2010-08-13	3.93%	3.99%	5	—	—	5
Total	—	—	—	—	—	1,575		50	1,525

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By	/s/ Buhmsoo Choi
	Name:	Buhmsoo Choi
	Title:	Chief Financial Officer

Date : August 16, 2010